October 22, 2018

Khoso Baluch
Chief Executive Officer
CorMedix Inc.
400 Connell Drive, Suite 5000
Berkeley Heights, NJ 07922

       Re: CorMedix Inc.
           Registration Statement on Form S-3
           Filed October 15, 2018
           File No. 333-227846

Dear Mr. Baluch:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance